February 2, 2006


Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Resource Capital Corp.
         Registration Statement on Form S-11
         File No. 333-126517
         -------------------------------------


Ladies and Gentlemen:


Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:30pm on Monday, February 6, 2006 or as soon thereafter as practicable.


Sincerely,

Credit Suisse Securities (USA) LLC
Friedman, Billings, Ramsey & Co., Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
As Joint Book Running Managers

By:      Credit Suisse Securities (USA) LLC

/s/ Matthew Abrusci
-----------------------------------
Matthew Abrusci
Director

February 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Resource Capital Corp
         Registration Statement on Form S-11
         File No. 333-126517
         -------------------------------------------
Ladies and Gentlemen:


The following information with respect to the distribution of the preliminary prospectus dated January 9, 2006 and of the preliminary prospectus dated January 31, 2006 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated January 9, 2006 as distributed between January 9, 2006 and February 2, 2006 and the number of preliminary prospectuses dated January 31, 2006 to be distributed between February 2, 2006 and February 6, 2006 are as follows:


                                                         No. of Copies dated         No. of Copies dated
                                                           January 9, 2006             January 31, 2006


To Prospective Underwriters                                     26,143                        9,708
To Institutions                                                    845                          280
To Others (i.e., companies providing deal statistics)               12                           12
Total                                                           27,000                       10,000


Sincerely,

Credit Suisse Securities (USA) LLC
Friedman, Billings, Ramsey & Co., Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
As Joint Book Running Managers

By:      Credit Suisse Securities (USA) LLC

/s/ Matthew Abrusci
----------------------------------------
Matthew Abrusci
Director

February 2, 2006


Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Resource Capital Corp
         Registration Statement on Form S-11
         File No. 333-126517

Ladies and Gentlemen:


In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.


Sincerely,

Credit Suisse Securities (USA) LLC
Friedman, Billings, Ramsey & Co., Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
As Joint Book Running Managers

By:   Credit Suisse Securities (USA) LLC

/s/ Matthew Abrusci
-------------------------------------------
Matthew Abrusci
Director